UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Others

OTHER NEWS

Dear Sir/Madam,

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the Bank) Report on Form 6-K

This is to inform you that the Bank has completed the update of Global Medium Term Note Programme (“Programme”) on July 21, 2026, and further to the Programme update, the Bank will hold meetings with debt market investors.

Enclosed, please find the schedule of investor meetings. The Bank will be referring to publicly available information for discussions during interaction in the meetings.

You are requested to take note of the above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SCHEDULE

Sr. No.	Event name	Date	Type	Mode
1.	Debt market investor meetings	July 22 - 23, 2026	Group	Virtual

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 21, 2026	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India